UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

NUVALENT, INC.

(Name of Subject Company (Issuer))

HARMONY ROW ACQUISITION CO.,

GLAXOSMITHKLINE LLC

and

GSK PLC

(Names of Filing Persons - Offerors)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

670703107*

(CUSIP Number of Class of Securities)

David Rea

GlaxoSmithKline LLC

1250 South Collegeville Road

Collegeville, PA 19426

+1 215-219-7521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William J. Chudd

Daniel Brass

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

+1 212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Third-party tender offer subject to Rule 14d-1.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

* This CUSIP number applies to the issuer’s Class A Common Stock.

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”) filed by (i) GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), (ii) GlaxoSmithKline LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Ultimate Parent (“Parent”), and (iii) Harmony Row Acquisition Co., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of the Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), and Class B Common Stock, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), of Nuvalent, Inc., a Delaware corporation (the “Company”), for $124.00 per Share, net to the seller in cash, without interest (such consideration as it may be increased from time to time pursuant to the terms of the Merger Agreement (as defined below), the “Offer Price”), subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Item 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.

The second paragraph of the subsection entitled “U.S. Antitrust Compliance” in Section 16 - “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by replacing the second paragraph with the following:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on June 24, 2026 and the waiting period applicable to the Offer is scheduled to expire at 11:59 P.M., Eastern Time, on July 9, 2026, unless earlier terminated by the FTC or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the waiting period at any point. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 P.M., Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s and the Company’s consent. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, under the HSR Act, neither the Company’s failure to make its filing nor failure to comply with its own Second Request will change the waiting period with respect to the purchase of Shares in the Offer.”

2.	Section 16 - “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by adding the following to the end of such Section after the subsection captioned “State Takeover Laws”:

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“As of July 7, 2026, the Company has received 11 demand letters from purported stockholders of the Company (collectively the “Demand Letters”), challenging certain disclosures in the Schedule 14D-9. One of the Demand Letters attached a draft complaint.

Other than the Demand Letters, as of July 7, 2026, we are not aware of the filing of any lawsuits or the submission of any additional draft complaints or additional demand letters challenging the Contemplated Transactions and/or alleging deficiencies with respect to the Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, the Company, Ultimate Parent, Parent and Purchaser will not necessarily announce such additional filings or submissions.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2026

GLAXOSMITHKLINE LLC

By:	/s/ Justin Huang
	Name:	Justin Huang
	Title:	Secretary

HARMONY ROW ACQUISITION CO.

By:	/s/ Justin Huang
	Name:	Justin Huang
	Title:	President and Secretary

GSK PLC

By:	/s/ David Redfern
	Name:	David Redfern
	Title:	Authorized Signatory

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